ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

December 12, 2024

Jenny O'Shanick

United States Securities & Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Post Qualification Amendment to Offering Statement on Form 1-A

Filed August 26, 2024

File No. 024-12221

Dear Ms. O'Shanick:

Please accept this letter and filing of Form 1A-POS/A in response to the Commission’s call today where we discussed the following issues:

The Commission has no further comment on the filing made yesterday. As a result, today’s 1A-POS filing is identical to the filing made yesterday (other than changing dates) with the following exceptions from our call:

•The financial statements are now in text searchable format.

•The Exhibit Index contains links to the previously filed exhibits except for the Auditors Consent, and the exhibits themselves have not been refiled.

•An updated Auditors Consent was filed today.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar